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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 12)*


                            Johnston Industries, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)


                                   361719 10 7
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                                 (CUSIP Number)

                            Michael V. Mitrione, Esq.
                 Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
                      777 S. Flagler Drive, Suite 500 East
                         West Palm Beach, Florida 33401
                                 (561) 655-1980
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  June 16, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 3 Pages


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CUSIP                      No. 361719 10 7                     Page 2 of 3 Pages
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1 NAMES OF REPORTING PERSONS                                GRM Industries, Inc.
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  (ENTITIES ONLY)                                                    31-105-7921

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [ ]
                                                                         (b) [X]

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3 SEC USE ONLY

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4 SOURCE OF FUNDS*                                                     WC and OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                        Tennessee

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NUMBER OF                  7        SOLE VOTING POWER                  3,388,704
SHARES
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH
REPORTING                  -----------------------------------------------------
PERSON WITH                9        SOLE DISPOSITIVE POWER             3,388,704

                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                      3,388,704

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                31.6%

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14       TYPE OF REPORTING PERSON*                                           CO

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                        AMENDMENT NO. 12 TO SCHEDULE 13D

This Schedule 13D is hereby amended as follows:

Item 5, INTEREST IN SECURITIES OF THE ISSUER, is amended in its entirety to read:

         As of the date of this report, GRM Industries, Inc. ("GRM") held sole voting and investment power in the following shares of Johnston Industries, Inc. (the "Issuer") Common Stock:

      Number of Shares of
            Johnston
           Common Stock                Ownership             Nature of Ownership
      -------------------              ---------             -------------------

          3,388,704                    Direct                   ------------




         Total: 3,388,704 shares beneficially owned by GRM as of June 16, 1999. This amount equals 31.6% of the outstanding shares of the Issuer, based on the shares outstanding as of March 22, 1999 (as reported in the Issuer's Form 10-Q for the quarterly period ended April 3, 1999 filed with the SEC on May 18,
1999).

         On June 16, 1999, 155,000 shares beneficially owned by GRM were sold on the New York Stock Exchange for $2.0008 per share.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                July 8, 1999
                                  ----------------------------------------
                                                   (Date)


                                  GRM Industries, Inc.



                                  By: /s/ Allyn P. Chandler
                                      ------------------------------------
                                          Allyn P. Chandler, President and
                                          Chief Executive Officer












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